June 17, 2020

Mr. Lyn Shenk

Accounting Branch Chief, Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	World Wrestling Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 7, 2020
File No. 001-16131

Dear Mr. Shenk:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 28, 2020 regarding the Form 10-K (File No. 001-16131) filed by World Wrestling Entertainment, Inc. (the “Company”) on February 7, 2020. This letter sets forth each comment of the Staff in the comment letter (in bold, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. Please tell us your consideration of providing an analysis at the segment level of operating expenses. For example, consider quantifying the components of operating expenses which have been subject to material variances in the last two years including business support functions. Please refer to Item 303(a)(3)(i) of Regulation S-K and Staff Release 33-8350.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future filings beginning with our Quarterly Report on Form 10-Q for the second quarter ending June 30, 2020,  in order to enhance our variance explanations, we will include further quantification of the material components of operating expenses that experienced significant variances at both the consolidated level and also, where material and applicable, within our segment discussion and analysis included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

In preparing MD&A, we consider the rules and regulations prescribed in Item 303 of Regulation S-K and the interpretive guidance on MD&A in the SEC Staff Releases 33-8350 and 33-10751, among other applicable SEC rules, regulations and interpretive guidance.  We refer to the guidance in SEC Staff

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

January 9, 2019

Release 33-8350 (section B – Approach to MD&A), which discusses the principal objectives of MD&A which, among other things, is “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.”  Item 303(a) of Regulation S-K further states that “Where in the registrant’s judgment a discussion of segment information and/or other subdivisions (e.g. geographic areas) of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment and/or other subdivision of the business and on the registrant as a whole.” Accordingly, our MD&A is structured in the manner that the Company’s senior management evaluates its results of operations, which is an evaluation at the consolidated level and an evaluation of segment performance for each reportable segment (i.e. Revenue and Adjusted OIBDA for our Media, Live Events and Consumer Products segments). As discussed in the introduction section of our MD&A on page 24, we identify and describe each of our reportable segments and also disclose the definition of our primary measure of segment profit / (loss) which is Adjusted OIBDA. Following the introduction section of MD&A we provide the Company’s consolidated Results of Operations for each of the annual periods presented on the same basis as our consolidated Statements of Operations with additional breakout by segment of the line items for Net revenues, Operating expenses and Marketing and selling expenses. The Results of Operations table on page 25 of our 2019 Form 10-K also includes footnotes to the table that explains material year-over-year variances. The explanations focus on material variances and highlighting material items that may impact comparability. This approach is consistent with the requirements in Item 303(a)(3)(i) of Regulation S-K which requires registrants to “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgement, should be described in order to understand the registrant’s results of operations.”  In light of the Staff’s comment, as discussed above, in order to enhance our variance explanations, in future filings we will provide further quantification of the material components of operating expenses that experienced significant variances at both the consolidated level and also, where material and applicable, within our segment discussion and analysis included in MD&A.

By way of illustration, we have provided an example of the revised language as if it had been used in our 2019 Form 10-K, with textual changes marked for your convenience [underlined text represents newly added disclosures]:

Page 25:   “Our consolidated operating expenses increased by $29.0 million, or 5%, in 2019 as compared to 2018. This increase was primarily driven by $59.6~~35.3~~ million of higher costs associated with ~~business support functions, coupled with strategic~~ investments in talent development, production and staffing to support the creation of content for multiple platforms, ~~to support our content creation,~~ partially offset by $27.3 million of lower management incentive and stock compensation costs. For further analysis, refer to Management’s Discussion and Analysis of our business segments.”

Page 27:    “Media Adjusted OIBDA as a percentage of revenues was essentially unchanged in 2019 as compared to 2018.    ~~as additional costs of $35.4 million associated with business support functions, coupled with strategic investments to support our content creation was mostly offset by~~ During 2019, increased revenues of $59.7 million driven by the renewal of our key domestic distribution agreements coupled with a $21.5 million ~~and a~~ reduction in management incentive compensation costs, were partially offset by $64.0 million of additional operating expenses

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

January 9, 2019

associated with investments in talent development, production and staffing to support the creation of content for multiple platforms.”

We note to the Staff that in drafting the illustrative MD&A edits above, we provide quantification of the total increase in content creation related costs. In our original MD&A disclosures, we provided quantification of the increase in business support costs which were largely driven by content creation cost increases. We did not however, provide quantification of the content creation related costs that are outside of the business support functions and directly incurred in connection with the staging of events, electing to refer to this in narrative form only as one of the drivers of the variance (i.e. “strategic investments to support our content creation”). In the above enhanced illustrative MD&A, we did not differentiate content creation costs  incurred by our business support departments versus those directly incurred as part of the staging of events as the underlying nature of these costs all relate to content creation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Operating Expenses, page F-13

2.        We note your use of the term "business support functions" in MD&A on page 24 and in footnote (2) to operating expenses on page 25. Please tell us whether business support functions expenses include sales and marketing while other similar costs are reported in 'Selling and marketing expenses' on your statements of operations. It is unclear from your disclosure of operating expenses why certain business support functions are directly related to revenue generating activities per your segment footnote on page F-42.

RESPONSE:

The Company’s management refers to “business support functions” as departments or costs not directly related to one particular business segment, but whose activities are not general and administrative in nature. The costs associated with these business support functions are allocated to our three reportable segments based primarily on a percentage of revenue contribution. The business support functions that support our selling and marketing activities include our sales and marketing functions, creative service functions and our international sales office functions. These business support costs are reflected in the Marketing and selling expenses line of the consolidated Statements of Operations. The business support functions that broadly support our segments’ revenue generating activities include talent development and related departments, data analytics, data engineering, business strategy and real estate facilities functions. These business support costs are reflected in the Operating expenses line of the consolidated Statements of Operations. We do not allocate our corporate overhead functional costs that support general and administrative activities of the Company. These corporate functions primarily include finance, legal, human resources, corporate facilities and information technology. The corporate functional costs are reflected in General and administrative expenses on the consolidated Statements of Operations. We acknowledge that the use of the term “business support” in our MD&A may not be very clear or indicative of the income statement line item that those costs reside in. We respectfully refer the Staff to page F-13 and F-14 of the 2019 Form 10-K (Note 2, Summary of Significant Accounting Policies) where we disclose a description of the primary components of Operating expenses and Marketing and selling expenses with the descriptions referencing the business support functions that are included in those line items.

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

January 9, 2019

In light of the Staff’s comment we will prospectively enhance the language in our future filings beginning with our Quarterly Report on Form 10-Q for the second quarter ending June 30, 2020 and make the disclosures clearer such that a reader can clearly understand the primary items included in Marketing and selling expenses versus those that are included in Operating expenses. In this regard, we intend to discontinue the usage of the term “business support functions” in our explanations in MD&A as the use of this terminology may have the unintended consequence of obfuscating the disclosures in MD&A.  Instead, we will enhance the explanations using descriptions of the underlying nature of the expense (as opposed to referring to those expenses as “business support”).

By way of illustration, we have provided an example of the revised language as if it had been used in our 2019 Form 10-K, with textual changes marked for your convenience [underlined text represents newly added disclosures]:

Page 24 and Page F-42:  “~~Certain business support functions including sales and marketing, our international offices and talent development are allocated to the three reportable segments based primarily on a percentage of revenue contribution. The remaining u~~Unallocated corporate expenses largely relate to corporate functions such as finance, legal, human resources, facilities and information technology. ~~The Company does not allocate these costs to its business segments, as they do not directly relate to revenue generating activities.~~ These unallocated corporate general and administrative expenses will be shown, as applicable, as a reconciling item in tables where segment and consolidated results are both shown.”

Page F-13:    “Operating Expenses — “Operating expenses consist of our production costs associated with developing our content, costs associated with operating our WWE Network, venue rental and related costs associated with the staging of our live events, compensation costs for our talent, and material and related costs associated with our consumer product merchandise sales. In addition, operating expenses include the operating costs associated with ~~certain business operating support function costs, including our~~ talent development, data analytics, data engineering, business strategy and real estate and facilities functions~~, as these activities directly support the operations of our segments~~.”

In addition to the above illustrative changes, the illustrative changes set forth in our Response to Comment #1 above, includes the updated language eliminating the usage of the term “business support” costs and instead describes the nature of the underlying costs as part of the variance explanation. We believe that this enhancement in describing the material variances in MD&A is consistent with the objective of having “Plain English” disclosure and eliminates the unnecessary additional information related to shared service cost allocations that may distract a reader from understanding the intended explanation.

Notes to Consolidated Financial Statements

Note 21. Segment Information, page F-42

3.        Please disclose revenues from major customers which are 10% or greater of consolidated net sales and the segment where they are reported. Refer to ASC 280-10-50-42.

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

January 9, 2019

RESPONSE:

ASC 280-10-50-42 relates to information about major customers and the extent of a company’s reliance on its major customers. Specifically, “if revenues from transactions with a single external customer  amount to 10% or more of a public entity’s revenues, the public entity shall disclose that fact, the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues.” We have considered the reference to ASC 280-10-50-42 and will disclose in our future annual filings, the total amount of net revenues from each customer whose sales amount to greater than 10% of our consolidated net revenues and the segment where they are reported.

By way of illustration, we have provided an example of the revised language as if it had been used in our 2019 Form 10-K, with textual changes marked for your convenience [underlined text represents newly added disclosures]:

Page F-42:  “During the years ended December 31, 2019 and 2018, there were two customers with revenues individually in excess of 10% of total consolidated net revenues.  Net revenues for these two customers in 2019 were approximately $207,000 and $110,000, respectively, and in 2018 were approximately $176,000 and $110,000, respectively. During the year ended December 31, 2017, there was one customer with revenues individually in excess of 10% of total consolidated net revenues amounting to approximately $155,000. These revenues are primarily reflected in our Media segment.”

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at (203) 352-8600.

Sincerely,

WORLD WRESTLING ENTERTAINMENT, INC.

By:	/s/ MARK KOWAL
Mark Kowal
Senior Vice President, Controller and Chief Accounting Officer

cc:	Robert Shapiro, Division of Corporation Finance
Brian Nurse, Senior Vice President, General Counsel & Secretary, World Wrestling Entertainment, Inc.
Paul C. Cancilla, K&L Gates LLP
Darren Wilson, Deloitte & Touche LLP